Exhibit 10.1

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Sublicense AGREEMENT

between

Hoth Therapeutics, Inc.

and

ISOPRENE PHARMACEUTICALS, INC.

Schedules

A	INVENTIONS

B	PATENT RIGHTS

C	LICENSED MATERIALS

D	FIELD AND TERRITORY

E	CONSIDERATION AND DILIGENCE MILESTONES

F	PAYMENT INFORMATION

G	CONTACT INFORMATION FOR PAYMENTS AND REPORTING

H	DESIGNATED OFFICERS

I	NOTICES AND INVOICES

J	COVERED PRODUCT PATENT RIGHTS

i

SUBLICENSE AGREEMENT

This Sublicense Agreement (“Agreement”) is made as of July 30, 2020 (“Effective Date”), by and between Isoprene Pharmaceuticals, Inc., a Delaware corporation (“Isoprene”) and Hoth Therapeutics, Inc., a Nevada corporation (“Licensee”).

Background

WHEREAS, Isoprene has exclusively licensed the Isoprene Intellectual Property (as defined below) in all fields of use from the University of Maryland, Baltimore (“University”), pursuant to that certain Master License Agreement dated July 8, 2020 between Isoprene and University (the “University License Agreement”).

WHEREAS, Licensee wishes to obtain, and Isoprene wishes to grant, an exclusive sublicense under the Isoprene Intellectual Property solely for use in the Field, during the Term, and in the Territory (each, as defined below).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants, and conditions contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

Article I
Definitions

In this Agreement, the following terms have the meanings set forth in this Article I.

“Abandoned Patent Rights”: As defined in Section 5.1.3.

“Business Day”: A day other than a Saturday, Sunday, federal holiday observed in the United States, or any day on which banking institutions are open for business in New York, New York.

“Change of Control”: With respect to a party, any one of the following: (a) a sale, lease, transfer, or other disposition of all or substantially all of the assets or business ; (b) a merger, consolidation, reorganization, recapitalization, share exchange, business combination, or similar form of transaction in which the equity holders immediately prior to such transaction cease to own collectively fifty percent (50%) or more of the equity securities of the successor entity of Isoprene; or (c) the acquisition of fifty percent (50%) or more of the equity securities by a person or group of persons acting in concert, in each case, whether through a single transaction or a series of related transactions.

“Clinical Trial”: A human clinical trial of a Licensed Product that satisfies the requirements of 21 C.F.R. §312.21, or its foreign equivalent.

“Combination Product”: A product (a) with respect to which no royalty is payable by Licensee to a third party and (b) that contains at least one Covered Component and a least one Non-Covered Component.

“Commercially Reasonable Efforts”: With respect to the commercialization of a product, efforts that are consistent with those utilized by companies of size and type similar to Licensee (or, if applicable, a Sublicensee), for products with similar commercial potential at a similar stage, taking into consideration their safety and efficacy, their cost to develop, the competitiveness of alternative products, the nature and extent of their market exclusivity, the likelihood of regulatory approval, their profitability, and all other relevant factors.

“Confidential Information”: Information (including without limitation documents, notes, drawings, models, designs, data, results, memoranda, tapes, records, hardware, software, formulae, algorithms, standard operating procedures (“SOPs”), strategic business plans, product forecasts, communications with government entities, financial information, pricing information, personnel information, and other commercially sensitive or proprietary information or materials, in hard copy form or in electronic form) which is disclosed by a party to the other party in connection with this Agreement, including without limitation information that is related to, results from, or arises out of use of the Inventions, the Licensed Material, or practice of the Patent Rights.

“Covered Component”: A component that is a Licensed Product or Covered Product, as applicable.

“Covered Product”: A product the sale of which in a country would infringe an issued patent within the Covered Product Patent Rights listed in Schedule J.

“Covered Product Patent Rights”: (a) the issued patent listed in Schedule J; (b) all patents and patent applications, whether filed before or after the Effective Date, which claim priority under 35 U.S.C. §119 or the benefit of the filing date under 35 U.S.C. §120 or §371 (but only to the extent of subject matter in a patent or patent application for which priority or benefit is claimed); (c) any substitution, divisional, continuation, and continuation-in-part (but only to the extent a claim in a patent or patent application described in clause (a) or (b) covers subject matter disclosed in the continuation-in-part or a claim in the continuation-in-part is directed to subject matter contained in a patent or patent application described in clause (a) or (b)); (d) any patent issuing from any patent or patent application described in clause (a), (b), or (c); (e) any reissue, renewal, reexamination, supplementary protection certificate, or extension of any patent or patent application described in clause (a), (b), (c), or (d); and (f) any foreign counterpart or equivalent of any patent or patent application described in clause (a), (b), (c), (d), or (e).

“Designated Officers”: As set forth on Schedule G.

“Diligence Milestone”: As defined in Section 3.1.

“Discloser”: As defined in Section 6.1.1.

“Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

“Effective Date”: As defined in the Preamble.

“Export Control Laws”: The Arms Export Control Act; the Export Administration Act of 1979; the International Traffic in Arms Regulations; the Export Administration Regulations; or any other rules or regulations pertaining to restrictions on use or disclosure of goods, information, or technology, of any applicable governmental agency.

“FDA”: The U.S. Food and Drug Administration, or any successor agency thereto.

“Federal IP Policy”: U.S. law and regulations applicable to intellectual property funded in whole or in part by the U.S. Government, including without limitation 35 U.S.C. §200 et seq., 15 U.S.C. §3710a, and 37 C.F.R. Part 401.

“Field”: As set forth in Schedule D.

“HIPAA”: The Health Insurance Portability and Accountability Act of 1996.

“Indemnitee”: As defined in Section 12.2.3.

“Indemnitor”: As defined in Section 12.2.3.

“Infringe,” “infringe,” “infringement,” or any correlative term: Any infringement (whether direct, indirect, contributory or otherwise) of the intellectual property rights of Isoprene (including without limitation under the doctrines of claim construction or differentiation, literal overlap or equivalents); or any misuse, misappropriation, theft, or breach of confidence related to the Inventions and/or the Patent Rights.

“Inventions”: The inventions described in the invention disclosures and patent applications described on Schedule A.

“IP Policies”: Collectively: (a) The University System of Maryland Policy on Intellectual Property, effective July 1, 2002, as amended, and any predecessor or successor policy adopted by USM regarding intellectual property and applicable to the Inventions, Patent Rights, and Licensed Material; and (b) the UMB Policy on Intellectual Property, and any successor policy adopted by University regarding intellectual property and applicable to the Inventions, Patent Rights, and Licensed Material.

“Isoprene”: As defined in the Preamble.

“Isoprene Indemnitees” or “Isoprene Indemnitee”: As defined in Section 12.2.1.

“Isoprene Intellectual Property”: Collectively, the Patent Rights, Licensed Material and Inventions.

“License Fees”: As set forth in Schedule E.

“Licensee”: As defined in the Preamble.

“Licensee Affiliate”: Any Person which controls, is controlled by, or is under common control with Licensee. For purposes of this definition only, “control” means (a) to possess, directly or indirectly (through one or more intermediaries), the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other ownership interest of a Person.

“Licensee Indemnitees” or “Licensee Indemnitee”: As defined in Section 12.2.2.

“Licensee Personnel”: Officers, directors, employees of Licensee and any Licensee Affiliate. Licensee Personnel shall also include independent contractors, agents, and representatives, when those individuals are acting in such capacity.

“Licensed Material”: As set forth in Schedule C.

“Licensed Product”: Any product, service, or process, the development, making, use, offer for sale, sale, importation, or providing of which: (a) is covered by one or more claims of the Patent Rights; or (b) contains, comprises, utilizes, incorporates, or is derived from the Inventions, any technology disclosed in the Patent Rights, Isoprene’s or University’s Confidential Information, or any information provided to Licensee by University Personnel (including without limitation under a consulting agreement), Licensed Material, or a Modification.

“Milestone Payments”: As set forth in Schedule E.

“Modification”: A substance created through the use of the Licensed Material: (a) which contains or incorporates the Licensed Material (but which is not a Progeny or Unmodified Derivative); or (b) which would infringe one or more claims of the Patent Rights, or which is manufactured using a process which would infringe one or more claims of the Patent Rights.

“Net Revenues”: The gross revenues received from sales of Licensed Products or Covered Products, as applicable, less the following: (a) sales or use taxes, value added taxes, excise taxes, customs duties, and other governmental charges; (b) amounts invoiced to the customer for outbound transportation, shipping, handling, and insurance; and (c) amounts actually allowed or credited on returns or rejections of Licensed Products or Covered Products, as applicable, or billing errors. With respect to sales of a Combination Product, then the calculation of “Net Revenues” shall be adjusted as follows:

(1) The gross amount received with respect to the Combination Product shall be multiplied by the fraction A/[A+B], where A is the invoiced sales price of the Covered Component(s) if the Covered Component(s) is sold separately, and B is the total invoiced sales price of any Non-Covered Component if the Non-Covered Component sold separately.

(2) If, on a country by country basis, the Covered Component(s) in the Combination Product and the Non-Covered Component are not sold separately in a country, the gross amount received with respect to the Combination Product shall be multiplied by the fraction C/[C+D], where C is the actual total cost of the Covered Component(s) at the point of inclusion into the Combination Product, and D is the actual total cost of the Non-Covered Component(s) at the point of inclusion into the Combination Product. If the Non-Covered Component had been previously sold and later discontinued, then D is the average selling price of the Non-Covered Component over the twelve (12) month period immediately preceding discontinuance.

(3) If on a country-by-country basis the Covered Component(s) and the Non-Covered Component(s) are not sold separately in finished form in a country, Net Revenues shall be determined by the parties in good faith based on the relative actual total costs of goods for each Covered Component and Non-Covered Component in the Combination Product.

(4) If either party alleges in good faith that the foregoing formulae would not produce a reasonable determination of Net Revenues, the matter shall be resolved pursuant to the dispute resolution procedures set forth in Article XIII.

“Non-Commercial Organization”: As defined in Section 2.2.2.

“Non-Commercial Uses”: As defined in Section 2.2.1.

“Non-Covered Component”: A component: (a) that is a proprietary, clinically-active therapeutic ingredient or proprietary biological material; and (b) that is not a Covered Component. For clarity, generic packaging components, buffers, or other nominal components are not Non-Covered Components.

“Non-Paying Party”: As defined in Section 7.1.

“Patent Challenge”: Any action before a court or governmental authority which disputes the validity or enforceability of, or otherwise opposes or interferes adversely with the prosecution of, any of the claims of the Patent Rights (including without limitation filing an action under the Declaratory Judgment Act, 28 U.S.C. §2201(a)).

“Patent Expenses”: All fees, charges, expenses, and costs incurred before and after the Effective Date in connection with the preparation, filing, prosecution (including without limitation any issuance, reissuance, reexamination, interference, or opposition), and/or maintenance of patents or patent applications relating to the Patent Rights, including without limitation all fees and charges of outside patent counsel. Patent Expenses shall be considered to be incurred when the fee, charge, expense, or cost is actually incurred (rather than when it is invoiced). For example, charges of outside patent counsel are considered to be incurred as of the date on which the professional services are rendered.

“Patent Rights”: (a) U.S. and foreign patents and patent applications listed in Schedule B, as it may be amended from time to time by mutual agreement of the parties; (b) all patents and patent applications, whether filed before or after the Effective Date, which claim priority under 35 U.S.C. §119 or the benefit of the filing date under 35 U.S.C. §120 or §371 (but only to the extent of subject matter in a patent or patent application for which priority or benefit is claimed); (c) any substitution, divisional, continuation, and continuation-in-part (but only to the extent a claim in a patent or patent application described in clause (a) or (b) covers subject matter disclosed in the continuation-in-part or a claim in the continuation-in-part is directed to subject matter contained in a patent or patent application described in clause (a) or (b)); (d) any patent issuing from any patent or patent application described in clause (a), (b), or (c); (e) any reissue, renewal, reexamination, supplementary protection certificate, or extension of any patent or patent application described in clause (a), (b), (c), or (d); and (f) any foreign counterpart or equivalent of any patent or patent application described in clause (a), (b), (c), (d), or (e).

“Paying Party”: As defined in Section 7.1

“Person”: An individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.

“Progeny”: An unmodified descendant from the Licensed Material, such as virus from virus, cell from cell, or organism from organism.

“Public Information Act”: As defined in Section 6.5.

“Recipient”: As defined in Section 6.1.1.

“Required Third Party License”: As defined in Section 4.6.1.

“Sale,” “sale,” “sell,” or any correlative term: The sale, lease, license, transfer, or other disposition of a Licensed Product or Covered Product, as applicable, in return for any type of consideration. Licensed Products or Covered Products, as applicable, shall be considered sold when shipped or invoiced, whichever is first.

“Sublicense”: A license, grant of rights to, or other similar permission to use all or some of the rights licensed under this Agreement.

“Sublicense Income”: Consideration in any form received from a Sublicensee for use of the Inventions, Patent Rights, Licensed Material, or otherwise in consideration of its rights as a Sublicensee, including without limitation option fees, up-front fees, license signing fees, license maintenance fees, milestone payments, success fees, and any other consideration paid by or on behalf of the Sublicensee. “Sublicense Income” shall not include any payment or consideration received from a Sublicensee in consideration for anything other than a Sublicense, including without limitation: any royalties based on sales of Licensed Products by any Sublicensee; amounts paid for equity of Licensee by a Sublicensee (up to fair market value); loans or extensions of credit by a Sublicensee to Licensee; consideration for a license granted under technology other than the Inventions, Patent Rights, or Licensed Material; or consideration designated specifically and solely for research and development by Licensee of a Licensed Product.

“Sublicensee”: A Person which receives a Sublicense.

“Term”: As defined in Section 9.1.

“Territory”: As set forth on Schedule D.

“University License Agreement”: As defined in the Recitals.

“University Related Organizations”: USM, any constituent institution of USM, University of Maryland Medical System Corporation, faculty practice organizations of University, and the Baltimore Veterans Administration Medical Center.

“Unmodified Derivative”: A substance which constitutes an unmodified functional subunit or product expressed by the Licensed Material (including without limitation subclones of unmodified cell lines, purified or fractionated subsets of biological material, proteins expressed by DNA/RNA supplied by University, or monoclonal antibodies secreted by a hybridoma cell line).

“Unreimbursed Litigation Costs”: As defined in Section 8.2.2(a).

“USM”: The University System of Maryland, a public corporation and an instrumentality of the State of Maryland.

“USPTO”: The U.S. Patent and Trademark Office.

Article II
GRANT OF license

Section 2.1 Grant.

2.1.1 Subject to the terms and conditions of this Agreement, in consideration for the payments set forth herein, Isoprene hereby grants to Licensee an exclusive right and sublicense, but only during the Term, within the Field, and in the Territory, under the Isoprene Intellectual Property, (a) to make, have made, use, sell, offer to sell and import the Licensed Products; (b) in connection therewith, to use the Inventions and Licensed Material; and (c) to practice the Patent Rights.

2.1.2 Licensee acknowledges and agrees that (a) the sublicense is granted under the rights of Isoprene under the University License Agreement and is subject to the retention of rights by Isoprene to take any action or necessary or advisable to comply with its obligations under the University License Agreement, (b) the sublicense is subject to the rights of the U.S. Government under grants to the University and Federal IP Policy, and (c) Isoprene has or may sublicense or otherwise assign or transfer the Isoprene Intellectual Property to Third Parties outside the Field.

2.1.3 Licensee acknowledges and agrees that if the University License Agreement is terminated or expires: (a) upon the request of University, Licensee’s duties and obligations under this Agreement shall be transferred from Isoprene to University or University’s designee, and (b) if Licensee is not in default of this Agreement, Licensee may request a license from University to the rights sublicensed to the Licensee under this Agreement (it being understood that otherwise no rights shall become directly licensed from University to Licensee).

2.1.4 Licensed Material.

(a) Promptly after signing this Agreement, Isoprene shall make available to Licensee a mutually agreed quantity of Licensed Material at the sole cost of Licensee. Licensee may use such Licensed Material to develop and commercialize Licensed Products solely in the Field, but may not use it for any other purpose.

(b) Licensee acknowledges that University retains ownership of the Licensed Material, including any Licensed Material contained or incorporated in Modifications.

(c) Isoprene retains ownership of: (1) Modifications and (2) those substances created through the use of the Licensed Material or Modifications.

(d) The Licensed Material has not been approved for use in humans.

(e) Licensee agrees that its use of the Licensed Material will comply with all applicable statutes, regulations, and guidelines, including U.S. Public Health Service and National Institutes of Health regulations and guidelines.

Section 2.2 Reservation of Rights. Notwithstanding anything contained in this Agreement to the contrary, Licensee acknowledges that the Inventions and the Patent Rights are licensed from the University and, the University has retained for itself and for University Related Organizations the following rights:

2.2.1 To use the Inventions, to practice under the Patent Rights, and to make and use Licensed Products and Licensed Material on a royalty-free basis for research, scholarly use, teaching, education, patient care incidental to the foregoing, and other similar uses, including without limitation sponsored research and collaborations (“Non-Commercial Uses”);

2.2.2 To license government agencies, universities or other educational institutions, organizations of the type described in §501(c)(3) of the Internal Revenue Code, scientific or educational organizations qualified under a state nonprofit organization statute (or foreign equivalents of the foregoing) (“Non-Commercial Organizations”) to use the Inventions, and to practice under the Patent Rights, and to make and use Licensed Products and Licensed Material on a royalty-free basis solely for Non-Commercial Uses; and to provide material and information (excluding Confidential Information of Licensee) to Non-Commercial Organizations solely for Non-Commercial Uses;

2.2.3 Subject to Article 7 (Confidentiality) of the University License Agreement, to disseminate and publish scientific findings from research related to the Inventions, Patent Rights, Licensed Material, and/or Licensed Products, and to permit University Personnel to do the same.

Accordingly, the rights and licenses granted by Isoprene to Licensee hereunder are subject in all cases to the retained rights set forth in this Section 2.2.

Section 2.3 Sublicenses.

2.3.1 Generally.

(a) Licensee may grant sublicenses of some or all of the rights granted by this Agreement; provided that Licensee has obtained the prior written consent of Isoprene and University, and the grant complies with the terms and conditions of this Section 2.3. Licensee shall be and remain responsible for the performance by each Sublicensee of the Licensee’s obligations under this Agreement.

(b) Prior to entering into any sublicense, Licensee shall provide Isoprene and University a draft of the proposed sublicense in substantially final form. Isoprene and University shall each have fifteen (15) Business Days after receipt of the draft agreement to provide Licensee with comments. Licensee shall make reasonable revisions to accommodate any Isoprene and University comments. If Licensee disputes any Isoprene or University comment, it shall advise Isoprene and University prior to finalizing the Sublicense, and the parties shall negotiate in good faith to resolve any disagreement. Licensee shall promptly provide to Isoprene and University true and complete copy of each executed Sublicense and any amendments. Any documents provided under this Section 2.3 shall be subject to Article VI (Confidentiality).

(c) Any purported Sublicense entered into by Licensee in violation of the requirements of this Section 2.3 shall be voidable in whole or in part by Isoprene and University.

(d)  Licensee shall be responsible to ascertain, compute, audit, and collect all consideration that is payable by the Sublicensee, and to enforce the performance by the Sublicensee of its obligations under the sublicense.

(e) Licensee shall be required to pay Sublicense Income to Isoprene, pursuant to Section 4.5.

2.3.2 Required Terms of Sublicenses. Any Sublicense shall be consistent with and subject to the terms and conditions of this Agreement, and shall incorporate terms and conditions sufficient to enable Licensee to comply with this Agreement. In addition, any Sublicense shall:

(a) expressly include provisions for the benefit of Isoprene and University substantially similar to this Section 2.3 (Sublicenses), Section 2.6 (Patent Challenges), Section 4.6 (Royalty Stacking), Article VI (Confidentiality), Article VII (Reports, Payments, and Accounting), Article X (Other Agreements), and Section 11.2 (Disclaimer of Warranties by University);

(b) require the Sublicensee to maintain insurance consistent with the requirements of Section 12.1, and to defend, indemnify, and hold harmless Isoprene, the State of Maryland, the University System of Maryland, University, University Related Organizations, and each of their respective current and future regents, directors, trustees, officers, faculty, medical and professional staff, employees, students, trainees, and agents, and their respective successors, heirs, and assigns consistent with Section 12.2;

(c) prohibit further sublicensing by Sublicensee without the prior written consent of Isoprene and University (which consent shall not be unreasonably withheld), and require that any permitted Sublicense from a Sublicensee to a downstream Sublicensee satisfy the requirements of this Section 2.3 and Licensee shall notify Isoprene and University of the identity of any such further Sublicensees;

(d) require that any dispute between Sublicensee and Isoprene which may arise upon termination or expiration of the Sublicense shall be subject to dispute resolution on the terms and conditions set forth in Article XIII (Dispute Resolution) of this Agreement; and

(e) provide that if this Agreement is terminated or expires: (1) if requested by Isoprene, all of Sublicensee’s duties and obligations under the Sublicense shall be transferred from Licensee to Isoprene or its designee; and (2) any Sublicensee not in default may request a license from Isoprene to the rights sublicensed to the Sublicensee under the Sublicense (it being understood that otherwise no rights shall become directly licensed from Isoprene to any Sublicensee).

2.3.3 Limitations. Notwithstanding anything contained in this Agreement to the contrary, Isoprene shall not be bound by any of the following with respect to a Sublicense: (a) duties or obligations of Licensee that exceed the obligations of Isoprene under this Agreement; and/or (b) duties or obligations of Licensee contained in any Sublicense that are not contained in this Agreement, or which extend beyond the Term.

Section 2.4 No Implied Rights. This Agreement confers no license or rights by implication, estoppel, or otherwise in any intellectual property, except as explicitly set forth in this Agreement. Any rights not expressly granted to Licensee under this Agreement are expressly reserved by Isoprene.

Section 2.5 Government Rights and Regulations.

2.5.1 The U.S. Government retains certain rights in the Inventions under Federal IP Policy. This Agreement is subject in all respects to Federal IP Policy.

2.5.2 As a condition of the sublicense granted under this Agreement, Licensee acknowledges and agrees to comply with all aspects of Federal IP Policy which are applicable to the Inventions and Patent Rights (unless duly waived or exempted by the U.S. Government). This includes without limitation the obligation that Licensed Products used or sold in the U.S. be manufactured substantially in the U.S., unless the U.S. Government determines that reasonable attempts to do so have been unsuccessful or domestic manufacture is not commercially feasible.

2.5.3 The use and disclosure of Confidential Information acquired pursuant to this Agreement and the exercise of the sublicense granted by this Agreement are subject to the Export Control Laws, assets, and financial control regulations of the U.S., including without limitation restrictions under regulations of the U.S. that may be applicable to direct or indirect re-exportation of Confidential Information or of equipment, products, or services directly produced by use of Confidential Information. Licensee is responsible for complying with those regulations, in addition to the obligations set forth in Section 6.6.

2.5.4 The U.S. Government retains the right in certain circumstances set forth in Federal IP Policy to require University to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive license to use the Inventions or Patent Rights in the applicant’s field of use on terms that are reasonable under the circumstances; or, if University fails to do so, to grant a license itself. The U.S. Government also retains the nonexclusive, nontransferable, irrevocable, royalty-free, paid-up right to practice or have practiced the Inventions or Patent Rights throughout the world by or on behalf of the U.S. Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. Government is a signatory.

Section 2.6 Patent Challenges.

2.6.1 Prior to taking or causing the taking of any Patent Challenge concerning the Patent Rights in any forum outside of the USPTO, Licensee agrees to first pursue an appropriate proceeding, filing, or other action in the USPTO in the form of an Inter Partes Review or Post Grant Review. Licensee agrees to await a final determination of any Inter Partes Review or Post Grant Review pursuant to this Section 2.6.1 by the tribunal of last resort having jurisdiction prior to taking or causing the taking of the Patent Challenge in a forum outside of the USPTO. Licensee and Isoprene agree that this Section 2.6.1 does not prohibit or limit Licensee’s ability to take or cause the taking of any Patent Challenge, but merely dictates procedurally a Patent Challenge falling under the scope and kind that the USPTO is authorized to adjudicate.

2.6.2 If Licensee takes or causes the taking of any Patent Challenge, Licensee agrees to pay directly to Isoprene (and not into any escrow or other account) all royalties, milestone payments, Sublicense Income, and any other payment due under this Agreement during the period of challenge. If a Patent Challenge brought by Licensee is successful, Licensee shall have no right to recoup any amounts paid before or during the period of the Patent Challenge.

2.6.3 The provisions of this Section 2.6 shall apply in all events jointly and severally to Licensee and all Licensee Affiliates.

Article III
Diligence Requirements

Section 3.1 Milestones. Licensee shall timely achieve the diligence milestones (each, a “Diligence Milestone”) set forth on Schedule E, as it may be duly extended pursuant to Section 3.2.

Section 3.2 Extension of Diligence Milestones. Licensee may request, in writing, an extension of the due date for achieving a Diligence Milestone set forth on Schedule E, by up to six months. Isoprene will grant the requested extension provided Licensee (a) requests such extension no later than sixty (60) days prior to the due date, (b) provides Isoprene a business plan and timeline for achievement of such Diligence Milestone and (c) has used Commercially Reasonable Efforts to achieve such Diligence Milestone by the due date. The extension of a Diligence Milestone shall automatically extend the deadline for subsequent Milestones set forth in Schedule E with respect to the same subject matter by the same extension period.

Section 3.3 Diligence Reports. Licensee shall notify Isoprene of the achievement of each Diligence Milestone within thirty (30) days of achieving them. In addition, Licensee shall provide semi-annual written reports for the first two (2) years after the Effective Date, and annual written reports thereafter, to Isoprene on progress against the Diligence Milestones. The reports shall be due within thirty (30) days following the expiration of each reporting period. However, no progress reports under this Section 3.3 shall be due during the period in which sales of Licensed Products are made. Any information or reports provided under this Section 3.3 shall be treated as Confidential Information subject to Article VI (Confidentiality).

Article IV
FINANCIAL PROVISIONS

Section 4.1 License Fee. In partial consideration of the rights granted pursuant to Section 2.1, Licensee agrees to pay the License Fee as set forth on Schedule E within thirty (30) days of the Effective Date. Such License Fee shall neither be refundable nor credited against any other payment obligations.

Section 4.2 Investment.

4.2.1 Promissory Note. Within thirty (30) days of the Effective Date, Licensee agrees to make an investment of fifty thousand dollars ($50,000) in Isoprene in the form of a convertible promissory note issued by Isoprene (the “Promissory Note”). The Promissory Note shall bear annual interest at a rate of six percent (6%) and be convertible upon a qualified financing at a price equal to ninety percent (90%) of the price per share paid by the other investors in such qualified financing, and shall otherwise be on commercially reasonable terms mutually agreed by the parties.

4.2.2 Revenue Interest. In consideration for Licensee’s investment described in Section 4.2.1, effective upon receipt by Isoprene of such investment, Isoprene agrees to pay Licensee a revenue interest in the amount of [*] percent ([*]%) of Net Revenues of Covered Products sold by Isoprene during the Term, in accordance with Section 7.3; provided that, at the time of any sale of any Covered Product, this Agreement is in full force and effect and Licensee is in compliance with the terms of this Agreement.

Section 4.3 Milestone Payments. In partial consideration of the rights granted pursuant to Section 2.1, Licensee agrees to pay the Milestone Payments as set forth on Schedule E within thirty (30) days of the achievement of the applicable milestones. Such Milestone Payments shall neither be refundable nor credited against any other payment obligations.

Section 4.4 Royalties.

4.4.1 Running Royalties.

(a) In addition to the consideration paid pursuant to Section 4.1 and Section 4.3, Licensee agrees to pay Isoprene royalties at the Royalty Rate as set forth on Schedule E, based on Net Revenues on sales of Licensed Products by Licensee and/or Sublicensees, in accordance with Section 7.3.

(b) Notwithstanding anything herein to the contrary, if Licensee sells a Combination Product and Section 4.6 (Royalty Stacking) applies to such Combination Product, the royalties payable to Isoprene for sales of such Combination Product shall not be reduced by a total of more than [*] percent ([*]%) of the royalties that would have been payable to Isoprene absent the effects of the formula for determining Net Revenues of Combination Products.

Section 4.5 Sublicense Income.

4.5.1 Licensee shall pay Isoprene the following payments on Sublicense Income:

(a) [*] percent ([*]%) of all Sublicense Income which is received by Licensee or Licensee Affiliates with respect to any Sublicense that is executed prior to the first dosing of the first patient in a Phase 2 Clinical Trial of a Licensed Product;

(b) [*]percent ([*]%) of all Sublicense Income which is received by Licensee or Licensee Affiliates with respect to any Sublicense that is executed after the first dosing of the first patient in a Phase 2 Clinical Trial of a Licensed Product.

4.5.2 Any cash payment due to Isoprene under this Section 4.5 shall be paid in accordance with Section 7.3.

4.5.3 Isoprene shall have the option, in its sole discretion, to have any non-cash Sublicense Income (including without limitation securities) either: (a) paid in kind by Licensee transferring and delivering to Isoprene the required percentage of Sublicense Income; or (b) paid by the Licensee in the cash equivalent of the fair market value of the Sublicense Income. If paid to Isoprene within fifteen (15) days following Licensee’s receipt, the Sublicense Income shall be valued at the fair market value as of the date of payment to Licensee If Licensee cannot transfer and deliver the Sublicense Income within fifteen (15) days of Licensee’s receipt without violating an applicable law, regulation, or other legal requirement, or the terms of any agreement or other arrangement with a third party (including the Sublicensee), then Licensee shall transfer and deliver the portion of the Sublicense Income payable to Isoprene pursuant to Section 4.5.1 as soon as the transfer is permitted. As to form of Sublicense Income that cannot be valued as contemplated by this Section 4.5.3, the parties shall negotiate in good faith to arrive at a mutually agreeable solution under which Isoprene shall receive its required Sublicense Income payment. Any dispute as to the proper valuation of the portion of Sublicense Income payable to Isoprene shall be resolved pursuant to the dispute resolution procedures set forth in Article XIII.

Section 4.6 Royalty Stacking.

4.6.1 This Section 4.6 shall apply with respect to the sales of Licensed Product(s), if the Licensee was required to obtain a license from a third party in order to avoid infringing such third party’s patent(s) in the sale of the Licensed Product(s) (a “Required Third Party License”).

4.6.2 Licensee may deduct up to [*] percent ([*]%) of any royalties due under Required Third Party Licenses for sales of a Licensed Product from any royalties due to Isoprene under this Agreement; provided, however:

(a) the royalties due to Isoprene shall not be reduced by more than [*] ([*]%) of the royalties that would have been payable to Isoprene absent the effects of this Section 4.6; and

(b) any such deduction shall only apply if all Required Third Party Licenses contain similar royalty stacking provisions so that the royalty rates payable under this Agreement and all Required Third Party Licenses are reduced on a similar or pro rata basis.

4.6.3  Licensee shall provide prompt written notice to Isoprene upon entering into any Required Third Party License. Such notice shall contain a calculation of the percentage by which royalties payable to Isoprene will be reduced as a result.

4.6.4 Licensee shall not permit any Sublicensee to deduct from any amount due to Licensee more than [*] percent ([*]%) of royalties or Sublicense Income due as a result of any licenses from one or more third parties to that Sublicensee.

Article V
PATENT PROSECUTION

Section 5.1 Patent Prosecution and Maintenance.

5.1.1 The patent applications filed by University and set forth on Schedule B are the only Patent Rights that are licensed hereunder.

5.1.2 Pursuant to Section 6.1 of the University License Agreement, University is solely responsible for preparing, filing, prosecuting and maintaining the Patent Rights. Accordingly, neither Licensee nor Isoprene is responsible for, nor does Licensee have any authority to prepare, file, prosecute, or maintain the Patent Rights.

5.1.3 Isoprene shall not, without the prior written consent of Licensee, directly or through University cease prosecution or maintenance of any Patent Right (any such Patent Right, an “Abandoned Patent Right”). Licensee acknowledges that Isoprene shall lose any license rights to such an Abandoned Patent Right under the University License Agreement.

5.1.4 Isoprene shall advise Licensee reasonably promptly as to material developments with respect to the Patent Rights. Isoprene shall promptly provide Licensee with copies of all communications relating to the Patent Rights within the Field from the USPTO and any foreign patent office.

5.1.5 Neither party shall be liable for any loss, as a whole or in part, of a patent or patent term extension granted by the USPTO (or any foreign patent office) on a patent included in the Patent Rights or Abandoned Patent Rights, including without limitation if the loss results from acts or omissions of outside patent counsel retained by a party that are outside such party’s control.

Section 5.2 Patent Expenses. Licensee will pay for [*] percent ([*]%) of all Patent Expenses incurred after the Effective Date and during the Term. Licensee shall pay each undisputed invoice for Patent Expenses in full to Isoprene within thirty (30) days after the date of the invoice.

Article VI
CONFIDENTIALITY

Section 6.1 General Restrictions on Use and Disclosure.

6.1.1 A party (in its capacity as the “Discloser”) may disclose Confidential Information to the other party (the “Recipient”). For a period of five (5) years following its disclosure, Recipient shall hold the Confidential Information in confidence, and may disclose or use the Discloser’s Confidential Information only as permitted by this Agreement. Recipient shall not use the Confidential Information for any other purpose without the prior written consent of Discloser. Recipient shall notify Discloser immediately, and shall cooperate fully, at Discloser’s reasonable request, upon Recipient’s discovery of any loss or compromise of the Confidential Information.

6.1.2 Recipient may give access to or disclose the Discloser’s Confidential Information only to its Personnel who (a) have a need to know the Confidential Information for the purposes permitted by this Agreement, and (b) are required to comply with the obligations of confidentiality and restricted use contained within this Agreement.

6.1.3 Any Confidential Information that would identify human research subjects or patients shall be maintained confidentially in accordance with applicable law.

Section 6.2 Permitted Use and Disclosure.

6.2.1 The confidentiality obligations created by this Agreement shall not apply if and to the extent that: (a) the information is or becomes generally available to the public (other than through Recipient’s breach of this Agreement or any other agreement, including the University License Agreement, violation of applicable law, or unauthorized act); (b) the information was already in the possession of Recipient at the time of the disclosure (other than pursuant to a confidential disclosure agreement or Recipient’s unauthorized act); (c) the information is or was developed by Recipient independent of and with no reliance upon Confidential Information of Discloser; (d) the information was disclosed to Recipient by a third party which did not acquire the information under an obligation of confidentiality to Discloser; (e) the disclosure or use is reasonably necessary to fulfill or comply with requirements of governmental authorities having jurisdiction, including without limitation the U.S. Securities and Exchange Commission, National Institutes of Health, FDA, and USPTO, and foreign equivalents of the foregoing; (f) disclosure is required by applicable law; (g) disclosure of the information is necessary or advisable for Isoprene to comply with its obligations under the University License Agreement; or (h) disclosure of the information to University is necessary or advisable for either party to comply with its obligations under this Agreement.

6.2.2 In the event of disclosure required by applicable law, Recipient shall (to the extent legally permissible) use reasonable efforts to give Discloser prior written notice of disclosure. Recipient, consistent with its counsel’s advice, shall take reasonable and lawful actions to obtain confidential treatment for the Confidential Information and to minimize the extent of the disclosure, or allow Discloser the opportunity to take those actions.

Section 6.3 Markings and Legends. Discloser shall use reasonable efforts to mark all Confidential Information disclosed to Recipient as “Confidential.” If the Confidential Information is not in written or tangible form and marked “Confidential” when disclosed, Discloser shall use reasonable efforts to summarize the information in writing, mark the summary “Confidential,” and provide the summary to Recipient within thirty (30) days after disclosure of the Confidential Information to Recipient. Failure to meet the marking requirements shall not affect Recipient’s confidentiality obligations under this Agreement to the extent that: (a) Recipient has actual knowledge that the information is Confidential Information; (b) the information by its nature would reasonably be considered to be confidential; or (c) the information is disclosed or otherwise made available under circumstances that reasonably indicate that it is confidential or proprietary.

Section 6.4 Confidentiality Standards. Recipient shall only be required to use reasonable efforts to protect the confidentiality of the Discloser’s Confidential Information in a manner consistent with the efforts used by Recipient to protect its own Confidential Information.

Section 6.5 Public Information Act. Any Confidential Information provided to University by Isoprene or Licensee is a public record when in the possession of University, which may be subject to inspection pursuant to §4-101 et seq., General Provisions Article, Annotated Code of Maryland (the “Public Information Act”). Any Confidential Information which is a trade secret, confidential financial information, or confidential commercial information is exempt from disclosure under §4-335 of the Public Information Act.

Section 6.6 Export Control Laws. Each party shall comply with applicable export control laws and regulations of the United States and other relevant countries as such laws currently exist and as they may be amended from time to time, with respect to any export of Confidential Information and any immediate products and services based thereupon.

Section 6.7 Title. As between Discloser and Recipient, title to the Confidential Information remains exclusively with Discloser.

Section 6.8 Return or Destruction of Confidential Information.

6.8.1 Upon expiration or termination of this Agreement for any reason, Recipient shall either return or destroy the Discloser’s Confidential Information, together with all copies and descriptions of the Confidential Information made by Recipient, and shall provide written certification of the same to Discloser upon request.

6.8.2 Recipient may retain one (1) copy of the Confidential Information for the sole purpose of being able to determine the scope of its obligations of confidentiality under this Agreement. Recipient shall not be required to return or destroy Discloser’s Confidential Information (a) created or maintained as electronic files automatically saved pursuant to standard archiving or back-up procedures, or (b) required to be retained in accordance with applicable law. Recipient may not otherwise use or disclose any of such retained Confidential Information.

6.8.3 If and to the extent any regulatory agency requests access to Recipient’s files after the return of Confidential Information to Discloser, Recipient may either refer that agency to Discloser, or Discloser shall grant Recipient limited access again to that Confidential Information to allow compliance with the request.

Article VII
REPORTS, PAYMENTS, AND ACCOUNTING

Section 7.1 Records; Audits. During the Term and for five (5) years after its expiration or termination, each party (the “Paying Party”) shall keep (and Licensee shall require each Sublicensee to keep) complete, true, and accurate records containing all the particulars that may be necessary to determine all amounts payable to the other party (the “Non-Paying Party”). The records shall be subject to inspection at any time during regular business hours upon reasonable notice by an independent auditor appointed by the Non-Paying Party for this purpose and reasonably acceptable to the Paying Party, but not more than once per twelve (12)-month period. This audit shall be at the Non-Paying Party’s expense; provided, however, if the audit determines that the Paying Party underpaid by an amount which is greater than the cost of the audit, the audit expense shall be payable by the Paying Party.

Section 7.2 Reports.

7.2.1 Within fifteen (15) days after the close of each calendar quarter, Licensee shall deliver to Isoprene a complete, true, and accurate report, giving particulars of the business conducted by Licensee and Sublicensees, if any, in the preceding period that are pertinent to any accounting for amounts payable under Article IV (Financial Provisions) and Article VIII (Infringement). These reports shall be certified complete, true, and accurate by an authorized officer of Licensee, and shall include at least the following information for the period:

(a) any Milestone Payment due for such calendar quarter;

(b) accounting for all Licensed Products that were sold and Net Revenues received, including without limitation number of units of Licensed Products that were sold, total billings for Licensed Products that were sold, and deductions applied in determining Net Revenues, and similar data used to calculate Net Revenues for sales of Combination Products;

(c) the aggregate Sublicense Income received by Licensee;

(d) names and addresses of all Sublicensees (including without limitation downstream Sublicensees); and

(e) accounting for all expenses and all recoveries pursuant to Section 8.4, as applicable.

7.2.2 Within fifteen (15) days after the close of each calendar quarter following the first sale of a Covered Product, Isoprene shall deliver to Licensee a complete, true, and accurate report, giving particulars of the business conducted by Isoprene in the preceding period that are pertinent to any accounting for amounts payable under Section 4.2.2 (Revenue Interest). These reports shall be certified complete, true, and accurate by an authorized officer of Licensee, and shall include accounting for all Covered Products that were sold and Net Revenues received, including without limitation number of units of Covered Products that were sold, total billings for Covered Products that were sold, and deductions applied in determining Net Revenues, and similar data used to calculate Net Revenues for sales of Combination Products incorporating a Covered Product.

Section 7.3 Payment. Within five (5) Business Days of submission of a report in accordance with Section 7.2, the Paying Party must pay to the Non-Paying Party the applicable payments (including Milestone Payments, royalties and Sublicense Income payments) due and payable under this Agreement for the period covered by the report. If no royalties, fees or other payments are due, the Paying Party shall so report. Payments shall be made in U.S. Dollars by check(s) drawn to the order of the Non-Paying Party or by wire transfer of immediately available funds to an account designated by Paying Party in writing; provided that, if Licensee and Isoprene each owe payments in any particular calendar quarter, the parties may set-off payments owed by one party to the other such that only one payment is made by either party in such calendar quarter. For example, if Isoprene owes $100,000 in a given calendar quarter and Licensee owes $500,000 in such calendar quarter, Licensee may deduct $100,000 from the payment to be made to Isoprene and pay Isoprene $400,000 in such calendar quarter. Payment shall be made in accordance with the instructions set forth on Schedule F, as it may be changed from time to time by the Paying Party.

Section 7.4 Interest on Late Payments. Interest is due on any payment to the Non-Paying Party required under this Agreement that is more than thirty (30) days late and on any underpayment of royalties or other amounts payable under this Agreement. The interest rate is one and one half percent (1.5%) simple interest per month accruing from the due date.

Section 7.5 Payments in Foreign Countries.

7.5.1 Royalties, Sublicense Income, and other payments under this Agreement are payable from the country in which they are earned and are subject to foreign exchange regulations then prevailing in the country. Payments must be paid to the Non-Paying Party in Dollars by check(s) drawn to the order of the Non-Paying Party. To the extent payments are due on amounts earned in a foreign country, those payments shall be determined first in the currency of the country in which they are earned, and then converted to their equivalent in Dollars. The buying rates of exchange for converting the currencies involved into the currency of the U.S. quoted by the Wall Street Journal (or any successor), averaged on the last Business Day of each of three (3) consecutive calendar months constituting the period in which the royalties were earned, shall be used to determine any conversion. The Paying Party shall bear any loss of exchange or value or pay any expenses incurred in the transfer or conversion to U.S. dollars.

7.5.2 If any applicable law or regulation (including without limitation currency exchange regulations) prevents or limits payments in any country, the Paying Party shall render to the Non-Paying Party annual reports of sales, Sublicense Income (if applicable), or other applicable activities in that country. All monies due and owing to the Non-Paying Party as provided in the annual reports shall, at the Non-Paying Party’s option: (a) be deposited promptly in a local bank in that country in an account to be designated by the Non-Paying Party in writing; or (b) be paid promptly to the Non-Paying Party or deposited in its account, as directed in writing by the Non-Paying Party in any other country where the payment or deposit is lawful.

Section 7.6 Contact Information for Payments and Reports. Each party’s contact information for payments and reports is set forth on Schedule G. Each party shall promptly notify the other party of any change of such information.

Article VIII
INFRINGEMENT

Section 8.1 Notification. Any party which becomes aware of substantial, credible evidence that a third party is infringing any Isoprene Intellectual Property in the Field shall promptly deliver to the other party written notice of that infringement together with all such evidence available to such party.

Section 8.2 Right to Sue Infringers.

8.2.1 Subject to Section 8.5, if any Isoprene Intellectual Property licensed to Licensee are infringed by a third party, Isoprene shall have the first and primary right, but not the obligation, to institute, prosecute, and control any action or proceeding with respect to such infringement (including without limitation any declaratory judgment action arising from such infringement), by counsel of its choice and at its own expense.

8.2.2 Any amount recovered as a result of an action taken under Section 8.2.1 (including without limitation pursuant to any settlement) shall be allocated between University, Isoprene, and Licensee as follows:

(a) Isoprene (and University, if applicable) shall be entitled to reimbursement for reasonable, documented out-of-pocket costs incurred in obtaining or negotiating such recovery (including without limitation reasonable attorneys’ fees, expert witness fees, court costs and other costs and expenses of litigation at trial and appellate levels), to the extent that such costs are not otherwise reimbursed (including without limitation by Licensee or other third party) (“Unreimbursed Litigation Costs”).

(b) Any recovery in excess of the Unreimbursed Litigation costs shall be distributed as follows:

(i) University shall receive any recovery due under the University License Agreement

(ii) The remainder shall be divided equally between Isoprene and Licensee without reference to the relative monetary injury suffered by Licensee by reason of the Infringement for which such amounts are recovered.

Section 8.3 Defense of Third Party Infringement Claims

8.3.1 If a third party claims patent infringement against Licensee as a result of Licensee’s use of the Isoprene Intellectual Property in the Field in the Territory, Licensee shall promptly notify Isoprene and University thereof in writing, setting forth the facts of that claim in reasonable detail. Subject to Section 8.5, Licensee shall have the primary right, but not the obligation, to defend and control the defense of any such claim against Licensee, by counsel of its own choice and at its own expense.

8.3.2 Subject to applicable law, Isoprene agrees to cooperate reasonably with Licensee’s defense of any such action; provided, however, Isoprene shall not be required to incur any out-of-pocket expenses.

8.3.3 Any amounts paid by Licensee to any third party as damages or other compensation with respect to infringement of a third party’s rights shall be treated as third party royalties that Licensee shall be entitled to deduct from royalties due Isoprene in accordance with Section 4.6 (Royalty Stacking).

Section 8.4 Conduct of Suit by Licensee.

8.4.1 Licensee shall diligently pursue any suit or action under Section 8.2 or Section 8.3. Licensee shall keep University and Isoprene reasonably apprised of all material developments. Licensee shall seek the input and approval of Isoprene and University on any substantive submissions or positions taken regarding the scope, validity, and/or enforceability of the Patent Rights, such approval not to be unreasonably withheld. Licensee shall not prosecute or defend any suit in a manner that is reasonably expected to materially adversely affect the interests of Isoprene, University, or any University Related Organization.

8.4.2 Licensee may enter into a settlement, consent judgment, or other voluntary disposition of any suit or action under Section 8.2 or Section 8.3; provided, however, Isoprene and University shall have the right of prior approval (such approval not to be unreasonably withheld) regarding any settlement, consent judgment, or other voluntary disposition of any such claim. Licensee’s request for such approval shall include complete copies of final settlement documents, a detailed summary of such settlement, and any other information material to such settlement. Isoprene and University shall provide Licensee notice of its approval or denial within fifteen (15) Business Days of receipt of any request for such approval by Licensee.

8.4.3 Upon request stating that Licensee has determined that it is necessary for Isoprene to join in order to prosecute or defend any suit or action under Section 8.2 or Section 8.3, Isoprene may be joined in the suit or action as a nominal party. Isoprene may be named as a party only if: (a) Licensee’s and Isoprene’s respective counsel recommend that such action is necessary in their reasonable opinion to achieve standing or to avoid dismissal; (b) Isoprene is not the first named party in the action; (c) the pleadings and any public statements about the action state that Licensee is pursuing the action and that Licensee has the right to join Isoprene as a nominal party; (d) Isoprene shall otherwise have no obligations in connection with the suit or action, other than as specifically set forth in this Agreement; and (e) Licensee reimburses, indemnifies, and holds harmless Isoprene from any costs, expenses, or fees (including without limitation reasonable attorneys’ fees and litigation costs) which University incurs as a result of such joinder.

Section 8.5 Rights to Sue or Intervene.

8.5.1 If Licensee fails to notify Isoprene of its intent to respond in opposition to a legal action under Section 8.3 within five (5) Business Days after Licensee’s receipt of notice of the filing of the action, or if Licensee notifies Isoprene that it does not intend to oppose the action, Isoprene shall have the right, but not the obligation, in its sole discretion, to take any action it deems appropriate, including without limitation responding to the action.

8.5.2 Licensee acknowledges that University shall have a continuing right, but not the obligation, in its sole discretion, to join in any legal action involving the Inventions and Patent Rights, and to participate through counsel of its own choosing, if University reasonably determines that the failure to join would have a materially adverse effect upon the University.

8.5.3 Notwithstanding anything in this Agreement to the contrary, if University files suit, responds to, or otherwise joins in any legal action, University shall be entitled to settle any action on terms to be established by University in its sole but reasonable discretion.

Section 8.6 General.

8.6.1 Each party shall cooperate at its own expense (except as set forth in Section 8.3.2) with the other party in connection with any action under this Article VIII. Each party shall provide prompt access to all necessary documents and shall render reasonable assistance in response to requests by the other party.

8.6.2 Any party which commences a suit and then wants to abandon it shall give written notice to the other party reasonably in advance of the next material deadline in the suit (but in no event less than thirty (30) days). The other party may continue prosecution of the suit, in which event the parties shall negotiate in good faith regarding the sharing of expenses and any recovery in the suit.

8.6.3 NEITHER PARTY SHALL BE LIABLE FOR ANY LOSSES INCURRED AS A RESULT OF AN ACTION FOR INFRINGEMENT BROUGHT AGAINST THE OTHER PARTY AS A RESULT OF THE OTHER PARTY’S ACTIONS OR OMISSIONS, INCLUDING WITHOUT LIMITATION ITS EXERCISE OF ANY RIGHT GRANTED UNDER THIS AGREEMENT.

Article IX
TERM AND TERMINATION

Section 9.1 Term and Expiration. This Agreement shall commence as of the Effective Date, and unless earlier terminated in accordance with this Article IX, shall remain in full force and effect on a country-by-country basis until the expiration of the last to expire of the Patent Rights in such country (the “Term”).

Section 9.2 Termination by Isoprene.

9.2.1 Failure to Pay. If Licensee or a Licensee Affiliate fails to pay any sum due and payable under this Agreement, Isoprene may terminate this Agreement and the license(s) granted under this Agreement, if the failure is not cured within thirty (30) days of receiving written notice thereof from Isoprene.

9.2.2 Other Failure to Perform. In the event of any non-payment breach, default, or other failure by Licensee to perform any material provision of this Agreement (other than those covered by another subsection of this Section 9.2), Isoprene may terminate this Agreement and the license(s) granted under this Agreement, if the breach, default, or other failure is not cured within the time period set forth in a relevant Section of this Agreement, or if none is so stated, within sixty (60) days of written notice thereof.

9.2.3 Bankruptcy. Isoprene may terminate this Agreement and the sublicense granted under this Agreement upon Licensee’s making of an assignment for the benefit of creditors or being adjudicated bankrupt; the placing of all or substantially all of Licensee’s assets in the control of a receiver or trustee for the benefit of creditors and the receivership or trusteeship continues for a period of at least ninety (90) days; Licensee’s instituting proceedings under the federal bankruptcy laws relating to insolvency of debtors, in which Licensee seeks to be adjudicated bankrupt or to be discharged of its debts, or to affect a plan of liquidation or reorganization; or the instituting by others of those proceedings against Licensee, and Licensee consents or acquiesces by pleading or default, or those proceedings are not contested and discharged within ninety (90) days.

9.2.4 Patent Challenge. If Licensee takes or causes the taking of any Patent Challenge (but excluding a request for Inter Partes Review or Post Grant Review under Section 2.6.1), Isoprene shall have the right to terminate this Agreement.

Section 9.3 Termination by Licensee. Licensee may terminate this Agreement with ninety (90) days advance written notice of termination, and shall pay to Isoprene all payments due through the effective date of the termination, including without limitation royalties, Sublicense Income, fees and Patent Expenses.

Section 9.4 Termination of University License. This Agreement shall automatically terminate upon termination or expiration of the University License; provided that if requested by University, all of Licensee’s duties and obligations under this Agreement shall be transferred from Isoprene to University or its designee, and Licensee may request a direct license from University to the rights granted under this Agreement unless Licensee is in default of this Agreement at the time of its request.

Section 9.5 Survival. Expiration or termination of this Agreement does not relieve either party of any obligation which arises before expiration or termination, including without limitation obligations for payment and reporting. Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect, including without limitation Article VI (Confidentiality), Article VII (Reports, Payments, and Accounting), Section 12.1.6 (Insurance), Section 12.2 (Indemnification), and Article XIII (Dispute Resolution).

Section 9.6 Effect of Termination. Upon expiration or termination of this Agreement in whole or in part for any reason:

9.6.1 Licensee shall not thereafter have any license or other rights to the Isoprene Intellectual Property;

9.6.2 Licensee shall be obligated to pay the portion of Patent Expenses set forth in Section 5.2 incurred during the following period after the effective date of termination or expiration: (a) sixty (60) days in the event of expiration or termination by Isoprene pursuant to Section 9.2; or (b) until the effective date of termination in the event of a termination by Licensee pursuant to Section 9.3;

9.6.3 Licensee shall not thereafter grant to any Sublicensee, or third party any rights in the Isoprene Intellectual Property;

9.6.4 Each party shall comply with the requirements of Section 6.8 (Return or Destruction of Confidential Information);

9.6.5 Licensee shall immediately either deliver to Isoprene, or destroy and certify to Isoprene in writing the destruction of, the following which it received from or on behalf of Isoprene: Licensed Material and other and other physical embodiments or manifestations of the Inventions and/or the Patent Rights;

9.6.6 Each party shall execute and deliver any agreements, instruments, and documents as are reasonably necessary or appropriate to carry out the terms and conditions of this Agreement, including without limitation in connection with prosecuting any patent application(s) or otherwise obtaining Patent Rights; and

9.6.7 Isoprene shall not thereafter have any obligation to pay Licensee any revenue interest on Covered Products.

Article X
Other agreements

Section 10.1 Use of Names, Endorsements, and Publicity.

10.1.1 Neither party shall use the name, seal, logo, trademark, or service mark of the other party, any affiliate, University or any University Related Organization, or any of their respective Personnel, or any adaptation thereof, in any advertising, publicity, or other public statements without prior written consent obtained from such other party, affiliate, University, University Related Organization, or individual, as the case may be, except where required by applicable law or regulation.

10.1.2 Either party may publicize the fact that the parties have entered into this Agreement. However, press releases or other public releases of information shall be agreed upon by the parties prior to release.

10.1.3 Licensee acknowledges that University does not directly or indirectly endorse any product or service provided or to be provided by Isoprene, Licensee, a Sublicensee, or their successors and assigns. Licensee shall not in any way advertise, publicize, or imply that University endorses any of those products or services

Section 10.2 Patent Marking. Licensee shall cause “Patent Pending,” the Patent Rights patent number, or other patent markings to appear on all Licensed Products, their labels or their packaging to the extent required by and in accordance with the law in each country where Licensed Products are sold or offered for sale.

Section 10.3 Inspection. Licensee shall allow Isoprene to inspect, at any time during regular business hours and upon reasonable notice, all Licensee correspondence regarding the Patent Rights and/or Licensed Products to and from the FDA and any other applicable U.S. regulatory agency, and any foreign equivalent.

Section 10.4 Non-Disparagement. Each party acknowledges, agrees, and covenants that it will not make any public statement, comment, or communication that could constitute disparagement of, or that may be considered to be derogatory or detrimental to the name or reputation of, the other party, University or any of its personnel. Both parties further agree that they will not in any way solicit any such statements, comments, or communications. This non-disparagement covenant applies to any public or private statements, comments, or communications in any form, whether oral, non-verbal, written, or electronic. Notwithstanding the forgoing, each party may disclose information to its attorneys or in response to a lawful subpoena or court order requiring disclosure of information.

Section 10.5 Compliance with Applicable Law. Licensee shall comply with all applicable laws, rules, and regulations in connection with this Agreement.

Article XI
REPRESENTATIONS AND WARRANTIES

Section 11.1 By Isoprene. Isoprene represents and warrants to Licensee as of the Effective Date:

11.1.1 to the actual knowledge of Isoprene, the Patent Rights are not the subject matter of any currently pending litigation; and

11.1.2 to the actual knowledge of Isoprene, no Person disputes ownership of Patent Rights as described in this Agreement.

Section 11.2 DISCLAIMER OF WARRANTIES.11.2.1 LICENSEE ACKNOWLEDGES THAT, EXCEPT AS SET FORTH IN Section 11.1, THE INVENTIONS, THE PATENT RIGHTS, LICENSED PRODUCTS, LICENSED MATERIAL, AND ISOPRENE’S CONFIDENTIAL INFORMATION ARE PROVIDED “AS IS.” LICENSEE ACKNOWLEDGES THAT, EXCEPT AS SET FORTH IN Section 11.1, ALL EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES REGARDING THE INVENTIONS, THE PATENT RIGHTS, PATENT APPLICATIONS, LICENSED PRODUCTS, LICENSED MATERIAL, OR ISOPRENE’S CONFIDENTIAL INFORMATION ARE DISCLAIMED BY ISOPRENE, INCLUDING WITHOUT LIMITATION AS TO: SCOPE, VALIDITY OR ENFORCEABILITY; WHETHER A PATENT APPLICATION WILL BE APPROVED OR THAT A PATENT WILL ISSUE; RELIABILITY, COMPLETENESS, OR ACCURACY OF UNIVERSITY’S CONFIDENTIAL INFORMATION; INFRINGEMENT OR NON-INFRINGEMENT; THE PERFORMANCE OF LICENSED PRODUCTS OR LICENSED MATERIAL, INCLUDING WITHOUT LIMITATION AS TO THEIR SAFETY, EFFECTIVENESS, OR COMMERCIAL VIABILITY; AND THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COURSE OF DEALING, USAGE OF TRADE, OR NON-INFRINGEMENT. LICENSEE ACKNOWLEDGES THAT ISOPRENE MADE NO INVESTIGATION AND MAKES NO REPRESENTATION THAT THE INVENTIONS, THE PATENT RIGHTS, THE LICENSED PRODUCTS, LICENSED MATERIAL, ISOPRENE’S CONFIDENTIAL INFORMATION, OR THE METHODS USED IN MAKING OR USING THE LICENSED PRODUCTS OR LICENSED MATERIAL IS OR WILL BE FREE FROM INFRINGEMENT OF PATENTS, COPYRIGHTS, TRADEMARKS, OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

11.2.2 LICENSEE ACKNOWLEDGES THAT ISOPRENE SHALL NOT BE LIABLE FOR ANY DAMAGES OF ANY NATURE WHATSOEVER RESULTING FROM RECEIPT OR USE BY LICENSEE OF ISOPRENE’S CONFIDENTIAL INFORMATION OR IN CONNECTION WITH ANY CLAIM BY LICENSEE OR A THIRD PARTY AGAINST ISOPRENE. ANY ACTIONS TAKEN BY LICENSEE IN RESPONSE TO THE DISCLOSURE OF ISOPRENE’S CONFIDENTIAL INFORMATION SHALL BE SOLELY AT THE RISK OF LICENSEE.

Section 11.3 By the Parties. Each party represents and warrants to the other party as of the Effective Date that:

11.3.1 it is a corporation duly organized, validly existing, and in good standing under the laws of its state of incorporation. It has all requisite corporate power and authority to own, operate, and lease its properties, to carry on its business as now being conducted and as contemplated by this Agreement, to enter into this Agreement, and to carry out the transactions contemplated under this Agreement;

11.3.2 the execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement have been duly approved; this Agreement has been properly executed and attested by the duly authorized officer(s) of such party; and this Agreement is the valid and binding obligation of that party and is enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, reorganization, insolvency, and similar laws affecting the rights of creditors generally, and general principles of equity;

11.3.3 the execution, delivery, and performance of this Agreement do not violate the terms of such party’s organizational documents, any agreement to which such party (or, to its knowledge, any of its Personnel) is a party, or any order, judgment, or decree applicable to it (or, to its knowledge, any of its Personnel);

11.3.4 no consent, approval, or authorization of or designation, declaration, or filing with any governmental authority or other Person is required on the part of such party in connection with the execution, delivery, or performance of this Agreement, except as specifically set forth in this Agreement;

11.3.5 such party (and to its knowledge, any of its Personnel) is not a party to any agreement or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, or, to its knowledge, any rule or regulation which materially adversely affects the operations, prospects, properties, assets, or condition (financial or otherwise) of such party;

11.3.6 no suit, action, litigation, administrative proceeding, arbitration proceeding, governmental proceeding, investigation, inquiry, or other proceeding is pending or, to such party’s knowledge, threatened against it (or, to its knowledge, any of its personnel) which would materially adversely affect the operations, prospects, properties, assets, or condition (financial or otherwise) of such party;

11.3.7 such party has not received, and does not have reason to believe that it shall receive, oral or written notice of any claim or violation under any inquiry law, ordinance, requirement, regulation, or order as it relates to its performance under this Agreement; and

11.3.8 to such party’s knowledge, it has substantially complied with all federal, state, and local laws, rules, regulations, and administrative directives where the failure to do so has, or would be reasonably expected to have, a materially adversely effect upon the conduct and operation of its business.

Article XII
INSURANCE and INDEMNIFICATION

Section 12.1 Licensee’s Insurance.

12.1.1 When Licensee commences research, contract, preclinical, or development activities and/or acquires laboratory or office space, Licensee shall procure and thereafter maintain during the Term insurance that is reasonably sufficient to fulfill its obligations under this Agreement for itself, Licensee Affiliates, and their personnel, including without limitation the following:

(a) Commercial General Liability insurance with coverage of not less than $1,000,000 for any single occurrence and $3,000,000 in the aggregate;

(b) Umbrella coverage that is reasonably sufficient to fulfill Licensee’s obligations under this Agreement, but not less than $5,000,000 in the aggregate;

(c) During any period that the one or more Clinical Trials is being conducted by or on behalf of Licensee: Clinical trial insurance (or professional liability insurance/errors and omissions) that is reasonably sufficient to fulfill Licensee’s obligations under this Agreement, but not less than $1,000,000 for any single occurrence and $3,000,000 in the aggregate; and

(d) Upon commencing testing or sales of Licensed Products, product liability insurance that is reasonably sufficient to fulfill Licensee’s obligations under this Agreement, but not less than $1,000,000 for any single occurrence and $2,000,000 in the aggregate.

12.1.2 All of such insurance shall have reasonable deductibles. Beginning on the third (3rd) anniversary of the Effective Date of this Agreement, and every three (3) years thereafter, Isoprene may require that the types or the amount of the insurance to be maintained on behalf of Licensee under this Section 12.1 be modified so that Isoprene and University’s interests are adequately protected (as determined in Isoprene’s reasonable discretion). However, unless Licensee otherwise agrees: (a) Isoprene may not require that the amount of such insurance be increased to an amount equal to more than the then current amounts plus five percent (5%); and (b) any such increase shall be required to be effected only upon the expected renewal date of the relevant policy. Isoprene may modify or waive any of the requirements in this Section 12.1 in its reasonable discretion.

12.1.3 Licensee will deposit with Isoprene copies of such policies, satisfactory in form and substance to Isoprene: (a) upon issuance of the policy; (b) each time there is a material change in Isoprene’s insurance coverage; and (c) each time Isoprene’s insurance coverage is renewed. Failure to deposit those policies shall not relieve Isoprene of its obligations to obtain and keep in force insurance coverage required by this Agreement. The insurance required under this Agreement may be maintained by means of a policy or policies of blanket insurance so long as the provisions of this Agreement are fully satisfied.

12.1.4 All policies of insurance required to be carried by Licensee by this Section 12.1 shall provide that the policy shall not be subject to cancellation, termination, or reduction in coverage, except after thirty (30) days’ prior written notice to Isoprene and University. All of those policies shall name Isoprene and University as an additional insured as its interest may appear. All policies shall be endorsed to indicate that they provide primary coverage without right of contribution by any insurance carrier or self-insured by the Isoprene and University. A waiver of subrogation in favor of the Indemnitees shall also be endorsed to the policies.

12.1.5 All such policies shall be issued by duly licensed companies having claims paying ability and financial strength ratings from S&P of not less than “A” and a financial size category rating from A.M. Best of not less than “X”, or their then equivalents, and have sufficient surplus that the amount of coverage does not represent more than ten percent (10%) of the policyholders’ surplus.

12.1.6 If Licensee’s liability insurance is written on a claims-made basis (rather than on an occurrence basis), Licensee shall maintain such insurance coverage during the term of this Agreement and for five (5) years thereafter.

Section 12.2 Indemnification.

12.2.1 Indemnification by Licensee. Licensee agrees to defend, indemnify, and hold harmless Isoprene, its affiliates and their respective directors, officers, employees and agents and the successors and assigns of any of the foregoing, and the State of Maryland, USM, University, University Related Organizations, and each of their respective current and future regents, directors, trustees, officers, faculty, medical and professional staff, employees, students, trainees, and agents, and their respective successors, heirs, and assigns (each individually an “Isoprene Indemnitee” and all, collectively “Isoprene Indemnitees”) against any claim, liability, cost, damage, deficiency, loss, expense or obligation of any kind or nature (including without limitation reasonable attorneys’ fees, expert witness fees, court costs and other costs and expenses of litigation at trial and appellate levels) (collectively, “Losses”) incurred by or imposed upon any Isoprene Indemnitee in connection with any third party claims, suits, actions, demands or other causes of action (collectively, “Claims”) arising out of or relating to:

(a) the actions or omissions, failure to comply with applicable laws or regulations, or non-performance or breach of this Agreement of or by Licensee (or any Licensee Affiliate; Licensee Personnel; Sublicensee; or any other Person acting on behalf of or under authorization from Licensee, a Licensee Affiliate, or a Sublicensee);

(b) the Inventions, or Patent Rights by Licensee (or any Licensee Affiliate; Licensee Personnel; Sublicensee; or any other Person acting on behalf of or under authorization from Licensee, a Licensee Affiliate, or a Sublicensee);

(c) any claim that any Licensed Product, or use thereof, infringes upon the intellectual property rights of any third party;

(d) any theory of product liability (including without limitation actions in the form of tort, warranty, or strict liability) concerning any Licensed Product or any other product, process or service made, used, or sold pursuant to any right or license granted under this Agreement; or

(e) use by an Indemnitee of a product, process, service, or protocol developed using Patent Rights by Licensee (or any Licensee Affiliate; Licensee Personnel; Sublicensee; or any other Person acting on behalf of or under authorization from Licensee, a Licensee Affiliate, or a Sublicensee), provided the use was consistent with any instructions, protocols, or supervision provided or approved by Licensee, the Licensee Affiliate, or the Sublicensee,

except to the extent any such Claims result from or arise out of the gross negligence or willful misconduct by the Isoprene Indemnitees or any matter for which Isoprene is required to indemnify the Licensee Indemnitees pursuant to Section 12.2.2.

12.2.2 Indemnification by Isoprene. Isoprene agrees to defend, indemnify, and hold harmless Licensee, Licensee Affiliates and their respective directors, officers, employees and agents and the successors and assigns of any of the foregoing (each individually a “Licensee Indemnitee” and all, collectively “Licensee Indemnitees”) against any Losses incurred by or imposed upon any Licensee Indemnitee in connection with any Claims arising out of or relating to:

(a) any material breach of any of the representations, warranties or covenants of Isoprene under this Agreement; or

(b) the gross negligence or willful misconduct of Isoprene, its affiliates and their respective directors, officers or employees and agents,

except to the extent any such Claims result from or arise out of the gross negligence or willful misconduct by the Licensee Indemnitees or any matter for which Licensee is required to indemnify the Isoprene Indemnitees pursuant to Section 12.2.1.

12.2.3 Indemnification Procedure. The agreement to defend, indemnify and hold harmless an indemnitee pursuant to Section 12.2.1 or Section 12.2.2 is conditioned upon: (a) an party seeing indemnification (each, an “Indemnitee”) promptly notifying the other party (the “Indemnitor”) in writing after the Indemnitee receives notice of any claim; provided, however, the failure to so notify the Indemnitor will not relieve the Indemnitor of any obligation which it may have to an Indemnitee under this Agreement or otherwise to the extent that such failure or delay does not actually and materially prejudice the Indemnitor; and (b) the Indemnitee cooperating with the Indemnitor in the defense of the claim (but at the Indemnitor’s expense). The agreement to defend, indemnify, and hold harmless an Indemnitee shall not apply if the claim, cost, or liability was solely caused by the gross negligence, willful misconduct, or breach of this Agreement of or by that Indemnitee. Notwithstanding the foregoing, each Indemnitee shall have the right to participate at its own expense in the defense of any claims through counsel of its own choosing. The Indemnitor shall not settle any indemnified claim without the prior written consent of, which consent shall not be unreasonably withheld.

Section 12.3 Limitation on Liability. EXCEPT WITH RESPECT TO (A) A PARTY’S OBLIGATIONS UNDER Section 12.2 (INDEMNIFICATION), (B) ANY BREACH BY A PARTY OF Article VI OR (C) A PARTY’S GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT, NEITHER PARTY WILL BE LIABLE FOR ANY LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR SERVICES, LOST BUSINESS, ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT OR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR OTHER SPECIAL DAMAGES SUFFERED BY THE OTHER PARTY OR ITS SUBLICENSEES OR AFFILIATES ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Article XIII
DISPUTE RESOLUTION

Section 13.1 Negotiation. If there is a dispute between the parties related to this Agreement, either party, by notice to the other party, may have the dispute referred to the parties’ respective officers, or their successors, as set forth on Schedule G (the “Designated Officers”), for attempted resolution by good faith negotiations within thirty (30) days after the notice is received.

Section 13.2 Mediation. If the Designated Officers are not able to resolve the dispute within this thirty (30) day period, or any agreed extension, they shall confer in good faith with respect to the possibility of resolving the matter through mediation with a mutually acceptable third party or a nationally recognized U.S. mediation organization. If the parties agree to attempt to resolve the matter through mediation, they shall participate in any mediation sessions in good faith in an effort to resolve the dispute in an informal and inexpensive manner. All expenses of the mediator shall be shared equally by the parties.

Section 13.3 Disputes Regarding Payment Calculation or Royalty Rate. Any dispute regarding the calculation of payments due from Licensee to Isoprene, which is not timely resolved through the dispute resolution procedures of Section 13.1 and Section 13.2, shall be submitted to a national independent certified public accounting firm or other independent expert, to be appointed by agreement of Licensee and Isoprene, whose decision shall be final and binding upon the parties. The costs and expenses of the consultant shall be paid by the non-prevailing party.

Section 13.4 Statute of Limitations; Admissibility of Evidence. Any applicable statute of limitations shall be tolled during the pendency of a dispute resolution procedure initiated under this Agreement. Evidence of anything said or any admission made in the course of any dispute resolution procedure shall not be admissible in evidence in any civil action between the parties. In addition, no document prepared for the purpose of, or in the course of, or pursuant to, the dispute resolution procedure, or copy thereof, shall be admissible in evidence in any civil action between the parties. However, the admissibility of evidence shall not be limited if both parties consent to disclosure of the evidence.

Section 13.5 Jurisdiction; Waiver of Trial by Jury. With respect to any dispute that is not resolved pursuant to other provisions of this Article XIII, each party consents to the jurisdiction of the Circuit Court of Baltimore City or Anne Arundel County, Maryland for any suit against the other party relating to this Agreement, and agrees to file any such suit in one of those courts. ISOPRENE AND LICENSEE WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY LITIGATION ARISING FROM THIS AGREEMENT.

Article XIV
NOTICES AND INVOICES

Section 14.1 Notices. Notices under this Agreement shall be in writing and shall be delivered personally as proven by a signed receipt, sent by a reputable, recognized national overnight delivery service, charges prepaid, or sent by certified mail return receipt requested. Notices shall be addressed to a party at the address specified on Schedule I, or at those other place or places as shall from time to time be specified in a notice similarly given. All notices shall be effective upon receipt. Each party shall promptly notify the other party of any change of address for the delivery of notices or invoices.

Section 14.2 Invoices. Invoices under this Agreement may be sent to the addresses specified on Schedule I or at those other place or places as shall from time to time be specified in a notice similarly given.

Article XV
assignment

Section 15.1 General. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors, and permitted assigns. Any reference in this Agreement to a party shall be construed to include that party’s successors and permitted assigns. Any purported assignment in violation of this Article XV shall be null and void.

Section 15.2 Assignment by Licensee. This Agreement (or any rights or obligations under this Agreement) may not be assigned or transferred (by operation of law, in connection with a Change of Control or otherwise) by Licensee without the prior written consent of Isoprene, which consent shall not be unreasonably withheld, conditioned or delayed. For clarity, a Change of Control (no matter how the transaction is structured) constitutes an assignment or transfer. In the event of a permitted assignment or transfer, any permitted assignee will expressly assume, in writing, all obligations imposed on the assigning Party by this Agreement.

Section 15.3 Assignment by IsopreneSection 15.4 . This Agreement (or any rights or obligations under this Agreement) may not be assigned or transferred by Isoprene without the prior written consent of Licensee, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Isoprene may assign or otherwise transfer this Agreement without the prior written consent of Licensee to an affiliate or in connection with the transfer of all or substantially all of the stock, assets or business of Isoprene to which this Agreement relates (including a Change of Control).

Article XVI

MISCELLANEOUS

Section 16.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (without reference to any conflicts of laws principles that would require the application of the laws of any other jurisdiction).

Section 16.2 Entire Agreement. This Agreement embodies the entire understanding between the parties with respect to the subject matter of this Agreement. There are no contracts, understandings, conditions, warranties or representations, oral or written, express or implied, with reference to the subject matter of this Agreement that are not merged in this Agreement. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect. The parties acknowledge that in entering into this Agreement, the parties relied solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements with respect to the subject matter of this Agreement, whether written or oral, not incorporated in this Agreement are superseded.

Section 16.3 Severability. If any clause or provision of this Agreement shall be determined by any court or governmental body to be illegal, invalid, or unenforceable under present or future laws effective during the Term: (a) the remainder of this Agreement shall not be affected by such illegality, invalidity, or unenforceability; and (b) in lieu of each clause or provision that is illegal, invalid, or unenforceable, there shall be added as a part of this Agreement a clause or provision as similar in terms to such illegal, invalid, or unenforceable clause or provision as may be possible and be legal, valid and enforceable.

Section 16.4 Force Majeure. Neither party shall be liable for any failure to perform its obligations where that failure is as a result of any of the following occurrences, if beyond the reasonable control and without the fault or negligence of the party in question: (a) strike, lock-out or other labor troubles, (b) city, county, State or other governmental restrictions, injunctions or limitations, including the nonissuance of any required permit(s), (c) failure or shortage of raw materials, electrical power, water, fuel, oil, or other utility or service, (d) riot, war, insurrection, terrorism, or other national or local emergency, (e) accident, flood, fire, earthquake, or other casualty, (f) adverse weather conditions, or (g) other act of God. Any party asserting force majeure as an excuse shall have the burden of proving that reasonable steps were taken to minimize delay or damages caused by foreseeable events, that all non-excused obligations were substantially fulfilled, and that the other party was timely notified of the likelihood or actual occurrence that would justify such an assertion.

Section 16.5 Amendments; Waivers; Cumulative Remedies. This Agreement may not be amended unless the amendment is in writing and signed by a duly authorized representative of each party. No right or remedy of either party may be waived, unless the waiver is in writing and signed by a duly authorized representative of the party granting the waiver. A failure or delay by a party in exercising any of its rights or remedies under this Agreement does not constitute a waiver of the rights or remedies, nor does any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the parties provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

Section 16.6 Relationship Between the Parties. Isoprene and Licensee are not (and nothing in this Agreement may be construed to constitute them as) partners, joint venturers, agents, representatives or employees of the other. Neither party has any responsibility nor liability for the actions of the other party except as specifically provided in this Agreement. No party has any right or authority to bind or obligate the other party in any manner or make any representation or warranty on behalf of the other party.

Section 16.7 Expenses. Except as otherwise specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party which incurs the cost or expense, and the other party has no liability for the cost or expense.

Section 16.8 No Third Party Beneficiaries. Except with respect to University, which is an intended third party beneficiary of this Agreement, this Agreement is not intended to create, and does not create, enforceable legal rights for any third party as a third party beneficiary or through any other legal theory, except as otherwise provided by Section 12.2 (Indemnification by Licensee).

Section 16.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one agreement. This Agreement may be signed and delivered, or a signature may be transmitted or communicated, by means of electronic transmission (such as a Portable Document Format (PDF) copy of an original signature). In that event, this Agreement shall be treated for all purposes as an original agreement, and shall be considered to have the same binding legal effect as if it were the original signed version delivered in person.

Section 16.10 Interpretation. Each party to this Agreement participated in the drafting of this Agreement. Each party was represented by counsel, or had the opportunity to be represented by counsel. Therefore, no party shall be considered to be the “draftsman,” and ambiguities shall not be construed against any particular party. The section and subsection headings have been included for convenience only, are not part of this Agreement, and shall not be taken as an interpretation thereof. The singular includes the plural and the plural includes the singular. The use of any gender, tense, or conjugation includes all genders, tenses, and conjugations. The words “including,” “inclusive,” or words of similar import shall be construed to mean “including without limitation,” unless the context clearly indicates otherwise. References to “writing” or “written” include printing, typing, lithography, and other means of reproduction in a visible form. References to agreements and other contractual instruments include all subsequent amendments thereto or changes entered into in accordance with their respective terms and which are not prohibited by this Agreement. References to “days” shall mean calendar days, unless the context clearly indicates that it should be construed to mean “Business Days.” All Schedules and Exhibits attached to this Agreement are hereby incorporated in this Agreement.

Section 16.11 Further Assurances. The parties shall execute and deliver and cause to be executed and delivered further agreements, instruments, and documents and shall take further actions as may reasonably be required or appropriate to carry out the terms and conditions of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

SIGNATURE PAGE TO SUBLICENSE AGREEMENT

IN WITNESS WHEREOF, each party has caused this Sublicense Agreement to be executed under seal by its duly authorized representative.

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	CEO
Date:	July 30, 2020

ISOPRENE PHARMACEUTICALS, INC.

By:	/s/ Vincent C.O. Njar
Name:	Vincent C.O. Njar
Title:	President
Date:	July 30, 2020

SCHEDULE A

Inventions

The “Inventions” are as follows:

UMB Docket #	Name of Invention	University Inventors
[*]	[*]	[*]
[*]	[*]	[*]
[*]	[*]	[*]

Inventions [*] and [*] were made with U.S. government support under National Institutes of Health Grant No. [*] and [*] and Department of Defense Grant No. [*]. Invention [*] was made with U.S. government support under National Institutes of Health Grant No. [*].

SCHEDULE B

Patent Rights

[*]

[*]

[*]

SCHEDULE C

Licensed Materials

“Licensed Material”: [*]

SCHEDULE D

Field and Territory

“Field”: topical uses for the treatment of dermatological conditions or diseases, but excluding any oncology conditions or diseases, including dermatological oncology conditions or diseases.

“Territory”: Worldwide.

SCHEDULE E

Consideration and Diligence Milestones

“License Fee”: $[*] payable in cash.

“Royalty Rate”: [*]%

“Milestone Payments”

Milestone Event	Milestone Payment
Upon dosing of the first patient in a Clinical Trial for a Licensed Product:	$	[*]
Upon receipt of approval of the FDA (or foreign equivalent) for the marketing of the first Licensed Product:	$	[*]

“Diligence Milestones”

Diligence Milestone	Milestone Due Date
Preclinical study to examine the efficacy of RAMBA in blocking acne pathogenic gene expression and carcinogenesis in mice	12/31/2020
Confirmation study of 2020 Weil Cornell preclinical	12/31/2021
FDA pre-IND for VNLG152 indications for dermatological use	12/31/2022
Start of Phase 1 for safety	12/31/2023
Phase 2 efficacy	12/31/2024

SCHEDULE F

Payment Information

If to Isoprene:

ACH Payment Information:

Bank of America
80 Mountain Road
Glen Burnie, MD 21061

Bank Account Number:

ACH Routing Number:

Beneficiary’s Account Name: ISOPRENE PHARMACEUTICALS INC.

Reference/Notes: Payments and Invoices

Wire Transfers or International Payments:

Bank of America
80 Mountain Road
Glen Burnie, MD 21061

Bank Account Number:

ACH Routing Number:

Beneficiary’s Account Name: ISOPRENE PHARMACEUTICALS INC.

Reference/Notes: Payments and Invoices

If to Licensee:

ACH Payment Information:

JP Morgan Chase Bank New York, NY

Bank Account Number:

ACH Routing Number:

Beneficiary’s Account Name: Hoth Therapeutics Inc

Wire Transfers or International Payments:

JP Morgan Chase Bank New York, NY

Bank Account Number:

Bank Routing Number:

Beneficiary’s Account Name: Hoth Therapeutics Inc

SCHEDULE G

Contact Information for Payments and Reporting

Isoprene Contact Information
Payments:
Name:	Vincent Njar, Co-Founder and President
Street Address:	875 Hollins Street, Suite 102D
City/State/Zip:	Baltimore, MD 21201
Reports:
Name:	Rana Quraishi, Chief Business Officer
Street Address:	875 Hollins Street, Suite 102D
City/State/Zip:	Baltimore, MD 21201
Email Address:	rquraishi@umaryland.edu
Telephone:	646-599-6663

Licensee Contact Information
Payments:
Name:	Hayley Springer
Street Address:	One Rockefeller Plaza Suite 1039
City/State/Zip:	New York, NY 10020
Email Address:	hayley@hoththerapeutics.com
Telephone:	646-756-2997
Reports:
Name:	Hayley Springer
Street Address:	One Rockefeller Plaza Suite 1039
City/State/Zip:	New York, NY 10020
Email Address:	hayley@hoththerapeutics.com
Telephone:	646-756-2997

SCHEDULE H

Designated Officers

For Isoprene:   Chief Executive Officer or President

For Licensee:   Chief Executive Officer

SCHEDULE I

Notices and Invoices

If to Licensee:	If to Isoprene:
Hoth Therapeutics, Inc. One Rockefeller Plaza Suite 1039 New York, NY 10020 Attn: VP of Operations	Isoprene Pharmaceuticals, Inc. P.O. Box #7 875 Hollins Street Baltimore, Maryland 21201 Attn: Chief Executive Officer

Copy (which shall not constitute notice) to: Sheppard Mullin 30 Rockefeller Plaza New York, NY 10112 Attn: Richard Friedman	Copy (which shall not constitute notice) to: Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, MD 21202 Attn: Asher Rubin

SCHEDULE J

Covered Product Patent Rights

[*]